Exhibit 10(r)

FIFTH THIRD BANCORP

Schedule of Executive Officer Compensation Arrangements

The Company’s cash compensation package for its executive officers consists of two components: (1) base salary; and (2) annual performance-based bonuses. The Company also provides stock based equity incentive grants to its executive officers as a means to drive long-term performance and promote ownership in the Company.

Base Salary

Individual salaries are reviewed annually and salary increases are based on the Company’s overall performance and the executive’s attainment of individual objectives during the preceding year.

Set forth below are the 2005 base salaries of the following named executive officers of Fifth Third Bancorp that have been reported in Fifth Third Bancorp’s 2005 Proxy Statement (2004 base salaries are also shown for comparison):

Named Executive Officer:	Base Salary:
	2005	2004
George A. Schaefer, Jr.	$990,018	$990,018
Neal E. Arnold	537,992	524,992
Kevin T. Kabat	537,992	520,000
Robert A. Sullivan	537,992	425,006[1]
Greg D. Carmichael	440,003	375,003

[1]	Effective May 17, 2004. Prior to this date, Mr. Sullivan’s 2004 base salary was $325,000.

Annual Bonuses

Officers eligible to receive bonuses are placed in bonus pools that designate their bonus opportunity based on their position and job level. Executive Officers are specifically designated by the Committee as participants in the bonus pool by virtue of the Incentive Compensation Plan (the “Plan”) which was approved and adopted by the Company’s shareholders in 2004. The Plan allows the Company to issue Annual Incentive Awards comprised of cash or equity awards. The Performance Goals (as defined in the Plan) for 2004 were in the form of a bonus matrix comprised of incrementally increasing amounts of earnings per share, which, if attained, make an incentive bonus pool available for payments. The matrix was established by the Committee to reflect a bonus pool, which increased if incrementally higher earnings per share resulted in 2004 as compared to 2003. The Performance Goals for 2005 will likely be substantially similar to those used in 2004, subject to the discretion of the

Compensation Committee. The Committee also has discretion under the Plan, as in past years, to consider unusual items that impacted earnings per share of the Company, both those items that contribute to an increase in earnings per share of the Company and those that contribute to a decrease in earnings per share.

Nonqualified Deferred Compensation Plan

Executive Officers of Fifth Third Bancorp are eligible to participate in the Amended and Restated Fifth Third Bancorp Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan is a non-qualified deferred compensation plan which is not subject to the qualification requirements of Section 401(a) of the Internal Revenue Code. The Deferred Compensation Plan permits participants to defer eligible compensation on the date or dates selected by the participant or on such other date or dates specified in the Deferred Compensation Plan.

Eligible compensation deferred by participants is credited with earnings and investment gains and losses based on hypothetical investments in Fifth Third Bancorp Common Stock. Investments in a participant’s Common Stock account are designated in units and no shares of Common Stock will be issued until the participant receives a distribution from the Plan. Amounts deferred are not actually invested in Common Stock. Rather, a grantor trust, which has been created in connection with the Deferred Compensation Plan, holds plan assets.

Fifth Third Bancorp may make an additional contribution in an amount determined for each individual to matching stock account for the participant at the time of such allocation. The Deferred Compensation Plan provides that Fifth Third Bancorp may credit a participant’s Company Common Stock Account with additional amounts, at its sole discretion. Participants are 100% vested at all times in the amounts credited to their accounts under the plan. In addition, participants are credited with dividends on such units of Common Stock which dividends are deemed to be reinvested in additional shares of Common Stock.

The amounts of benefits payable in the future under the plan are not determinable because such benefits depend upon the amount of compensation each participating employee elects to defer and the percentage of compensation that Fifth Third Bancorp, at its sole discretion, may determine to credit to the accounts of the participants.

Stock Based Equity Compensation Grants

Executive Officers are eligible to receive awards based on Fifth Third’s Common Stock under the Plan. The following types of stock based equity compensation awards may be granted under the Plan:

Stock Appreciation Rights (“SARs”). The Compensation Committee may grant SARs independently of any stock option or in tandem with all or any part of a stock option granted under the Plan. Upon exercise, each SAR entitles a participant to receive an amount equal to the excess of the Fair Market Value (as defined in the Plan) of a share of Common Stock on the date the SAR is exercised over the Fair Market Value of a share of Common Stock on the date the SAR is granted. The payment may be made in shares of Common Stock having a Fair Market Value on the date of exercise equal to the amount due upon the exercise of the SAR, may be paid in cash, or in a combination. Upon exercise of an SAR granted in conjunction with a stock option, the option may be required to be surrendered.

Restricted Stock and Restricted Stock Units. An award of Restricted Stock is an award of shares of Common Stock that may not be sold or otherwise disposed of during a restricted period determined by the Committee. An award of Restricted Stock Units is an award of the right to receive a share of Common Stock after the expiration of a restricted period determined by the Committee. Restricted Stock may be voted by the recipient. To the extent provided by the Committee, dividends on the Restricted Stock and Restricted Stock Units may be payable to the recipient in cash or in additional Restricted Stock or Restricted Stock Units.

Performance Shares and Performance Units. Performance Shares and Performance Units are awards of a fixed or variable number of shares or of dollar-denominated units that are earned by achievement of performance goals established by the Committee. If the applicable performance criteria are met, the shares are earned and become unrestricted with respect to Performance Shares or an amount is payable with respect to the Performance Units. The Committee may provide that a certain percentage of the number of Performance Shares or Units originally awarded may be earned based upon the attainment of the performance goals. Amounts earned under Performance Share and Performance Unit Awards may be paid in Common Stock, cash or a combination of both. During the applicable performance period for an award, the shares may be voted by the recipient and the recipient may be entitled to receive dividends on those shares, at the discretion of the Committee.

Stock Options. Stock Options may be nonqualified stock options or incentive stock options that comply with Code Section 422. The exercise period for any stock option will be determined by the Committee at the time of grant. The exercise price per share for all shares of Common Stock issued pursuant to stock options under the Plan may not be less than 100% of the Fair Market Value of a share of Common Stock on the grant date. Each stock option may be exercised in whole, at any time, or in part, from time to time, after the grant becomes exercisable. The Plan limits the term of any stock option to 10 years and prohibits repricing of options.

Other Incentive Awards. The Committee may grant other types of awards of which may be based in whole or in part by reference to Common Stock or upon the achievement of performance goals or such other terms and conditions as the Committee may prescribe. As required by Code Section 162(m), the Plan provides an annual limit of $4,000,000 on the amount a single participant may earn under any such Other Incentive Award. For purposes of this limitation, any award earned over a period greater than one year is deemed to have been earned ratably over the full and partial calendar years in such period.

In 2004, grants of Stock Appreciation Rights (“SARs”), Restricted Stock and Performance Units were made to Executive Officers under the Plan. Grants of SARs were made to Executive Officers at an exercise price of 100% of the market value on the date of grant. Grants of Restricted Stock were made to a limited number of Executive Officers and generally had a four-year period of restriction. Performance Units were granted to the remaining Executive Officers with a three-year performance period. The Performance Units were granted with goals set in terms of relative total shareholder return in relation to a peer group. The Performance Units were payable half in cash and half in common stock.

Fifth Third Bancorp’s Compensation Committee may make grants of stock based equity compensation awards to the Executive Officers of Fifth Third Bancorp in 2005. Any such awards will likely be substantially similar to those granted in 2004, subject to the discretion of the Compensation Committee.

Stock Option Gain Deferral Plan

Executive Officers of Fifth Third Bancorp are eligible to participate in the Fifth Third Bancorp Stock Option Gain Deferral Plan (the “Deferral Plan”). The Deferral Plan is an unfunded deferred compensation arrangement maintained by Fifth Third Bancorp for a select group of management or highly compensated employees of the Company and its affiliates.

Participants elect to defer delivery and receipt of “net shares” (those shares to be received on exercise minus the shares used to pay the exercise price and any tax withholding) that result from exercise of a stock option. The participant is then issued shares of Common Stock equal to the number of shares tendered and, for each net share deferred by the participant, a stock unit is credited to the participant’s deferred stock unit account as of the date of exercise of the stock option. This election must be made at least six (6) months in advance of a participant’s exercise of a stock option. Once made, a participant may not revoke the election after it is received by the company.

On each dividend payment date, Fifth Third Bancorp credits each participant’s deferred stock unit account with an amount equivalent to the dividends paid by the Company on the number of shares of Common Stock equal to the number of stock units in the participant’s deferred stock unit account. The dividend equivalent amounts credited to each participant’s deferred stock unit account are reinvested in additional stock units at a price equal to the fair market value of the Common Stock on the dividend payment date.

A participant may elect to have the shares of Common Stock represented by the participant’s deferred stock unit account paid (or commence to be paid) as of the first business day of June of the plan year immediately following the plan year in which the participant’s service with the company terminates, or the first business day of June of any subsequent year, but not later than the first business day of June of the fifth plan year following the plan year in which the termination occurs. A participant may elect to have these shares of Common Stock paid in a single distribution of Common Stock or in distributions of Common Stock in annual installments of not more than 10 years.

Participants may make or change elections with respect to the commencement date and form of distributions at any time. Payment will be made in accordance with an election only if the participant terminates service with the company at least two (2) years following the date of the election. Otherwise, the payment will be made in accordance with the election in effect immediately prior to the changed election. If a participant has no election concerning the commencement date of benefits in effect at the time he terminates service with the company, payment will be made (or commence) as of the first business day of June of the Plan Year immediately following the Plan Year in which the termination of service occurs. If a participant has no election concerning the form of benefit payment in effect at the time he terminates service with the company, payment will be made in a single distribution of Common Stock.

It cannot be determined at this time what benefits or amounts, if any, will be received by or allocated to any Executive Officer under the Deferral Plan in the future. Such determinations are subject to the discretion of the Committee and the elections of the eligible participants.

Retirement Plans

Fifth Third Bancorp also maintains The Fifth Third Bancorp Master Retirement Plan (the “Retirement Plan”) and The Fifth Third Bancorp Supplemental Retirement Income Plan (the “Supplemental Plan”). The Retirement Plan and Supplemental Plan were frozen as of November 15, 1998 except for employees who were at least age 50 and had 15 years of credited service as of December 31, 1998. The following table shows estimated annual benefits payable upon retirement under Retirement Plan and the Supplemental Plan based upon combinations of compensation levels and years of service:

PENSION PLAN TABLE

Approximate Annual Retirement Benefit Upon Retirement At Age 65 Before Adjustments (1) (2) (3)

Remuneration(4)(5)	15	20	25	30	35
700,000	104,178	138,903	173,629	208,355	208,355
800,000	119,428	159,237	199,046	238,855	238,855
900,000	134,678	179,570	224,463	269,355	269,355
1,000,000	149,928	199,903	249,879	299,855	299,855
1,100,000	165,178	220,237	275,296	330,355	330,355
1,200,000	180,428	240,570	300,713	360,855	360,855
1,300,000	195,678	260,903	326,129	391,355	391,355
1,400,000	210,928	281,237	351,546	421,855	421,855
1,500,000	226,178	301,570	376,963	452,355	452,355
1,600,000	241,428	321,903	402,379	482,855	482,855
1,700,000	256,678	342,237	427,796	513,355	513,355
1,800,000	271,928	362,570	453,213	543,855	543,855
1,900,000	287,178	382,903	478,629	574,355	574,355
2,000,000	302,428	403,237	504,046	604,855	604,855
2,100,000	317,678	423,570	529,463	635,355	635,355
2,200,000	332,928	443,903	554,879	665,855	665,855
2,300,000	348,178	464,237	580,296	696,355	696,355
2,400,000	363,428	484,570	605,713	726,855	726,855
2,500,000	378,678	504,903	631,129	757,355	757,355

(1)	Benefits shown are computed on the basis of a straight life annuity. Other available forms of benefits payment under the Retirement Plan, which are the actuarial equivalent of the straight life annuity, are the joint and surviving spouse annuity, the contingent annuitant option, the life — 10-year-certain option, and the single lump-sum option. The method of payment from the Supplemental Plan is either a single lump sum or an installment.

(2)	Under the current law, the maximum annual pension benefit payable under the Internal Revenue Code, applicable to the Retirement Plan, is $165,000 for 2004. Any annual pension benefit accrued over $165,000 is payable under the Supplemental Plan.

(3)

The Retirement Plan and Supplemental Plan were frozen as of November 15, 1998 except for employees who were at least age 50 and had 15 years of credited service as of December 31, 1998. For the purpose of computing a benefit under these Plans on December, 31, 2004, Mr. Schaefer had 33 years of credited service and Mr. Arnold, 14 years. Mr. Schaefer continues to accrue benefits under these Plans. Mr. Arnold is not accruing benefits under these Plans but does continue to accrue service for eligibility of an immediate early retirement benefit. Mr. Kabat has a frozen benefit related to his service with Old Kent Financial Corporation.

His annual benefit at age 65 would be approximately $65,400. Mr. Carmichael and Mr. Sullivan joined Fifth Third Bancorp after these plans were frozen and therefore are not eligible to participate.

(4)	The amounts shown are the gross benefit amounts provided by both the Retirement Plan and the Supplemental Plan. Plan benefits are determined as 30.5% of final average pay minus 11.1% of the participant’s social security final average compensation (up to his social security covered compensation) with a reduction of 1/30th for each year of credited service less than 30. Benefits are also reduced for termination of service prior to age 60, for a commencement of benefit payments prior to age 60, and eliminated under the vesting schedule if the participant has less than five (5) vesting years.

(5)	Compensation for retirement benefit calculations under the Retirement Plan is defined as the base rate of pay plus variable compensation and is based on the final average pay for the highest five consecutive years out of the ten years preceding retirement. The 2004 base pay plus variable compensation are substantially the same as the amounts shown under the “Salary and Bonus” columns of the Summary Compensation Table contained in Fifth Third Bancorp’s 2005 proxy Statement. No more than an inflation adjusted $200,000 limit is taken into consideration under the Retirement Plan. Compensation in excess of an inflation adjusted $200,000 limit is taken into account under the Supplemental Plan.